EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statements (No. 2-73997, No. 333-41343, No. 333-63709, No. 333-111224, No. 333-149549, and No. 333-197598) on Form S-8 of SEI Investments Company of our reports dated February 22, 2022, with respect to the consolidated balance sheets of SEI Investments Company and subsidiaries as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2021, which reports appear in the December 31, 2021 annual report on Form 10-K of SEI Investments Company.
/s/ KPMG LLP
Philadelphia, Pennsylvania
February 22, 2022